Exhibit 99.1

New Gold Achieves Strong Operational and Financial Performance in Second Quarter 2012 and Announces Commercial Production at New Afton
(All figures are in US dollars unless otherwise indicated)

August 1, 2012 – New Gold Inc. (“New Gold”) (TSX and NYSE MKT:NGD) today announces financial and operational results for the second quarter of 2012, with gold production of 95,158 ounces at a total cash cost(1) per ounce sold, net of by-product sales, of $472 per ounce. The company’s solid gold production, below average costs and the continued strength of gold prices, led New Gold to another quarter of solid financial results, including an average realized margin of over $1,000 per ounce. During the quarter, earnings from mine operations were $76 million, net earnings were $24 million, or $0.05 per share, and adjusted net earnings were $46 million, or $0.10 per share. In key milestones, New Gold delivered on the targeted June production start at its New Afton mine and today announces that the mine has reached commercial production. The company also received a ruling from the Ontario Superior Court of Justice in late June confirming the company’s partnership with Goldcorp Inc. (“Goldcorp”) at the El Morro project. “Our company continued to build momentum in the second quarter, realizing strong operational and financial results and delivering on key objectives at our development projects that position us well for the future,” stated Randall Oliphant, Executive Chairman.

Second Quarter 2012 Highlights

•	New Afton production started on June 28th with processing of ore from underground and surface stockpile and achieved commercial production on July 31st , ahead of schedule

	o	Average daily milling rate in month of July of 7,428 tonnes per day, or 68% of 11,000 tonne per day nameplate capacity

•	Gold production increased by 8% to 95,158 ounces from 88,478 ounces in the same period of the prior year

•	Total cash cost(1) per ounce sold, net of by-product sales, of $472 per ounce, well below industry average

•	Earnings from mine operations of $76 million

•	Adjusted net earnings of $46 million, or $0.10 per share

•	Ontario Superior Court of Justice’s publicly released decision on June 27, 2012 affirmed New Gold’s partnership at El Morro

•	Blackwater – updated National Instrument 43-101 compliant mineral resource estimate subsequent to end of quarter, which includes:

	o	Indicated gold resource: 230 million tonnes at an average grade of 0.96 grams per tonne containing 7.1 million ounces of gold at a 0.40 gold-equivalent gram per tonne cut-off grade

	o	Inferred gold resource: 98 million tonnes at an average grade of 0.77 grams per tonne containing 2.5 million ounces of gold at a 0.40 gold-equivalent gram per tonne cut-off grade

•	Closed a $300 million 7.0% senior notes offering on April 5th

“I believe we may ultimately look back at the second quarter of 2012 as one of the most important in the company’s history,” added Mr. Oliphant. “We started New Afton on time, we won the El Morro lawsuit, we increased our financial flexibility and we found more gold at Blackwater. We are very proud of these achievements as well as our continued track record of delivering operationally.”

                                                                                  Operations Overview

New Gold 2012 Second Quarter Consolidated - Summary Operational Results				
	Three months ended June 30,		Six months ended June 30,	
	2012	2011	**2012**	2011
Gold Production (thousand ounces)				
Mesquite	**36.3**	33.8	**80.7**	82.6
Cerro San Pedro	**36.9**	39.7	**70.9**	75.3
Peak Mines	**22.0**	15.0	**42.9**	38.1
Total Gold Production	**95.2**	88.5	**194.4**	196.1
Total Gold Sales	**96.9**	95.0	**190.6**	199.3
Average realized gold price ($ per ounce)	**$1,486**	$1,417	**$1,530**	$1,365
Silver Production (thousand ounces)				
Cerro San Pedro	**592.3**	520.4	**1,048.9**	1,155.7
Total Silver Sales	**574.7**	602.3	**1,013.8**	1,188.1
Average realized silver price ($ per ounce)	**$28.68**	$38.85	**$30.42**	$35.78
Copper Production (million pounds)				
Peak Mines	**4.0**	3.4	**7.7**	6.9
Total Copper Sales	**4.9**	3.6	**6.7**	7.5
Average realized copper price ($ per pound)	**$3.24**	$4.05	**$3.48**	$4.12
Total Cash Cost[(1)] - net of by-product sales ($ per ounce)				
Mesquite	**$657**	$654	**$641**	$588
Cerro San Pedro	**$168**	$26	**$199**	$18
Peak Mines	**$645**	$585	**$759**	$488
Total Cash Cost[(1)] - net of by-product sales	**$472**	$354	**$507**	$353
Average realized margin ($ per ounce)	**$1,014**	$1,063	**$1,023**	$1,012

Gold Production and Sales

Consolidated gold production during the second quarter increased by 8% over the same period of the prior year. The increase was primarily driven by a 47% increase in gold production at the Peak Mines, while an increase in production at Mesquite was offset by a slight decrease at Cerro San Pedro.

•	Mesquite – 7% higher production as an increase in ore tonnes placed on the leach pad was only partially offset by mining of lower grades due to mine sequencing

•
Cerro San Pedro – Minor decrease in production as mining of higher grades, due to mining closer to reserve grade, was more than offset by fewer ore tonnes being placed on the leach pad due to planned waste mining

•	Peak Mines – Increase in production from a combination of higher grades, due to mining of areas closer to reserve grade, and continued increases in mill recoveries

For the six months ended June 30, 2012, gold production at each of the sites remained broadly consistent with that of the prior year period, as small changes in tonnes mined, gold grades and recoveries largely offset one another. The difference in gold sales during both comparative periods is attributable to the timing of gold sales and related inventory movements.

Silver Production and Sales

During the second quarter, silver production at Cerro San Pedro increased by 14% when compared to the same period of the prior year. This increase in production was attributable to an 18% increase in the silver grade which was only partially offset by fewer ore tonnes being placed on the leach pad during the quarter.

For the six months ended June 30, 2012, silver production was below that of the prior year period as the impact of fewer ore tonnes being placed on the leach pad was only partially offset by the mining of higher grade silver. The difference in silver sales during both comparative periods is a result of timing of silver sales and related inventory movements.

Copper Production and Sales

Copper production at the Peak Mines increased by 18% when compared to the same period of the prior year. The increase was driven by improved copper grades and recoveries. The even more significant increase in copper sales during the second quarter was due to a combination of the above noted increase in production as well as the sale of a significant portion of the copper concentrate inventory that had built up at the end of the first quarter of 2012.

For the six months ended June 30, 2012, copper production increased by 12% when compared to the same period of the prior year, with the increases attributable to higher copper grades and recoveries. The company continues to have approximately one million pounds of copper concentrate inventory, the sale of which should benefit future quarters.

Total Cash Cost(1) per Ounce Sold – Net of By-Product Sales

Total cash cost(1) per ounce sold, net of by-product sales, remained well below the industry average during the second quarter of 2012 at $472 per ounce. The company’s total cash cost(1) decreased by $71 per ounce sold when compared to the first quarter of 2012, however, increased when compared to the same period of the prior year primarily as a result of lower by-product revenues due to lower realized silver and copper prices.

•	Mesquite – Costs remained consistent through a combination of lower diesel prices, a higher production base and the site team’s continued focus on cost control

•
Cerro San Pedro – The combination of the lower realized silver price and slightly lower silver sales volumes increased costs at Cerro San Pedro when compared to the same period of the prior year. This increase was partially offset by the depreciation of the Mexican peso. Cerro San Pedro’s total cash cost(1) per ounce sold, net of by-product sales, continues to be among the lowest in the industry, despite the increase over the exceptional prior year quarter.

•
Peak Mines – Total cash cost(1) per ounce sold, net of by-product sales, decreased significantly from the first quarter of 2012 and increased moderately when compared to the second quarter of the prior year. The increase in costs at the Peak Mines is attributable to the combination of continued cost pressures in the Australian market and lower realized copper prices, which were only partially offset by high copper sales volumes and the depreciation of the Australian dollar.

After providing shareholders with an average realized margin of over $1,000 per ounce for the first time in 2011, New Gold is proud to have maintained its margin above this level in both the first and second quarter of 2012.

For the six months ended June 30, 2012, total cash cost(1) per ounce sold, net of by-product sales, was $507 per ounce. The rise in costs when compared to the same period of the prior year is largely driven by lower by-product revenues from a combination of lower silver and copper prices and sales volumes, respectively. Further, costs at Mesquite in the first half of 2011 benefitted from mining in a significantly higher grade area in the first quarter of 2011 due to mine sequencing. The strong operating performance in the first half of 2012 leaves New Gold well positioned to achieve its cost guidance for the year as the start of commercial production at New Afton should drive the company’s costs significantly lower in the second half of the year.

“It is gratifying to see our mines perform well. Our teams delivered solid production at low cash costs,” stated Robert Gallagher, President and Chief Executive Officer. “The start of commercial production at New Afton is particularly exciting. New Afton should increase our gold production, lower costs and increase cash flow.”

                                                                                   Consolidated Financial Results Overview

The combination of the company’s strong operational performance and the continued strength of commodity prices led to solid financial results. Revenue increased during the second quarter while earnings from mine operations decreased slightly when compared to the same period of the prior year as operating costs and depreciation increased marginally.

Net earnings in the second quarter of 2012 were $24 million, or $0.05 per share, and were negatively impacted by a one-time, pre-tax $32 million loss on the redemption of the company’s 10% senior secured notes. Adjusted net earnings were $46 million, or $0.10 per share. Net earnings have been adjusted and tax effected for the group of costs in “Other gains (losses)” on the condensed income statement. See notes at the end of the news release for a reconciliation of adjusted net earnings2.

Pre-tax cash generated from operations in the second quarter was $72 million, which included an $8 million working capital use of cash. Net cash generated from operations increased by 5% to $46 million from $44 million in the same period of the prior year, despite the $8 million working capital use of cash. The increase in net cash generated from operations is attributable to a combination of solid operational performance and lower cash tax expense than the prior year quarter.

For the six months ended June 30, 2012, revenue increased despite lower realized silver and copper prices. Earnings from mine operations were down slightly when compared to the same period of the prior year as operating costs and depreciation increased by 6% and 9%, respectively.

Net earnings in the first six months of 2012 were $57 million, or $0.12 per share. Adjusted net earnings were $91 million, or $0.20 per share.

Pre-tax cash generated from operations and net cash generated from operations in the first six months of 2012 were $138 million and $83 million, respectively. With the start of production at New Afton, the company anticipates that its cash flow generation should increase meaningfully in the second half of 2012.

Balance Sheet

During the second quarter, New Gold successfully completed a 7.0% $300 million senior notes offering. The company used $198 million of the proceeds from the notes offering to redeem its previous 10% senior secured notes, with the remaining proceeds further increasing New Gold’s cash position and financial flexibility. The new senior notes reduce the interest rate on the debt by 3.0%, extend the repayment date by three years from 2017 to 2020 and provide the company with the flexibility to pay dividends in the future.

As at June 30, 2012, the key components of New Gold’s consolidated statements of financial position include:

•	Cash and cash equivalents of $230 million

•	Consolidated debt of $385 million, including:

o	7% senior notes of $292 million due in 2020

o	5% convertible debenture of $47 million (face value of C$55 million) due in 2014 with a conversion price of C$9.35

o	El Morro funding loans of $46 million

•	Basic shares outstanding – 462 million

Development Update

New Afton Delivers On-time Production and Successful Ramp-up to Commercial Production

The second quarter marked the official start of production at New Afton as the first ore was processed through the mill on June 28th. After successfully commencing underground mining operations in the third quarter of 2011, the team at New Afton met the scheduled June production start and New Afton has now achieved commercial production ahead of its August target. Commercial production is defined as 30 days of operation at an average of 60% of the 11,000 tonne per day capacity, or 6,600 tonnes per day. The start-up has been consistent with the company’s expectations and daily milling rates have steadily increased through the month of July. Daily mill throughput has averaged 11,129 tonnes over the last five days. The company looks forward to benefitting from New Afton’s significant, low-cost gold and copper production and resulting cash flow generation.

New Afton 2012 Highlights

•	Commercial production achieved on July 31st, ahead of August target

•	Average daily milling rate over last five days of 11,129 tonnes per day

o	Average daily milling rate in month of July of 7,428 tonnes per day

•	First concentrate trucked to Vancouver wharves on July 5th

•	Average daily underground mining rate now up to 5,700 tonnes per day

o	33 drawbells currently completed to support the continued increase in mining rate

•	Ore stockpiled on surface at July 31, 2012 totaled 946,000 tonnes

•	Gold and copper recoveries in the 80 to 85 percent range, trending above expectation for the commissioning stage

The company’s guidance for New Afton in the second half of 2012 remains unchanged with expected production of 35,000 to 45,000 ounces of gold and 30 to 35 million pounds of copper at total cash cost(1), net of by-product credits, of ($1,200) to ($1,300) per ounce. On a co-product basis, the total cash cost(1) is expected to be $630 to $650 per ounce of gold and $1.35 to $1.45 per pound of copper, respectively. Both the by-product and co-product costs at New Afton are expected to decline meaningfully in 2013 and beyond as the mine hits its full capacity.

New Afton’s production estimate includes gold and copper produced between the June 28th mill start-up and yesterday’s achievement of commercial production. The revenue from this pre-commercial production will be offset against capital costs. New Afton gold and copper sales for 2012 from the point of commercial production forward are expected to be 20,000 to 30,000 ounces and 20 to 25 million pounds, respectively.

Project spending at New Afton in the second quarter of 2012 was $97 million, excluding capitalized interest of $6 million, bringing the total capital spending for the six months ended June 30, 2012 to $172 million, excluding capitalized interest of $13 million. The year-to-date capital spending excludes the above noted revenue offset as there were no sales at New Afton between the June 28th production start and the end of the second quarter. The remaining project development capital from the period of commercial production through the end of 2012 is forecast to be approximately $40 million and includes the installation of the gyratory crusher and the completion of the remaining ventilation raises.

Over its currently estimated 12 year mine life, New Afton is expected to produce an average of 85,000 ounces of gold and 75 million pounds of copper annually at a total cash cost(1), net of by-product credits, of approximately ($1,750) per ounce. The total co-product cash cost(1) is expected to be approximately $525 per ounce of gold and $1.15 per pound of copper.

As production has now started, New Gold’s exploration team has commenced drilling of the C-zone block of mineralization that lies below and to the side of the New Afton reserve block in an effort to add to the mine’s base 12 year life. The drill program was initiated immediately subsequent to the end of the quarter on July 4th, with two drills exploring this zone of mineralization. New Gold has budgeted $5 million for this exploration at New Afton in the second half of 2012.

Robust Exploration Program at Blackwater Leads to Further Increase in Gold Resources

Blackwater continued its rapid progression during the second quarter of 2012. Both the exploration and project development teams were successful in advancing the project, with a focus on the near-term milestone of delivering a Preliminary Economic Assessment (“PEA”) in September of 2012. New Gold’s July mineral resource update at Blackwater will form the basis for the upcoming PEA and the team is incorporating this additional geologic information into its environmental, technical and financial studies.

Blackwater 2012 Highlights

•	19 drills currently active on the Blackwater project

o	13 drills focused on further resource delineation and infill drilling at the primary Blackwater deposit

o	Three drills testing mineralization potential of proposed infrastructure sites

o	Two drills exploring potential to expand resource base of the Capoose gold-silver deposit, located 25 kilometres northwest of primary Blackwater deposit

o	One drill completing geotechnical drilling

•	On July 18th, announced an updated National Instrument 43-101 compliant mineral resource estimate at Blackwater, which includes:

o	Indicated gold resource: 230 million tonnes at an average grade of 0.96 grams per tonne containing 7.1 million ounces of gold at a 0.40 gold-equivalent gram per tonne cut-off grade

o	Inferred gold resource: 98 million tonnes at an average grade of 0.77 grams per tonne containing 2.5 million ounces of gold at a 0.40 gold-equivalent gram per tonne cut-off grade

•	Regional exploration program, including mapping and geochemical sampling, started on the company’s broader 1,000 square kilometre land position

•	Opened regional office and sample preparation lab in Vanderhoof

•	PEA on schedule for September 2012

Total capital spending at Blackwater, including exploration and infrastructure-related expenditures, in the second quarter of 2012 was $30 million, excluding capitalized interest of $2 million. The total capital spending for the six months ended June 30, 2012 was $57 million.

The company looks forward to progressing Blackwater through the remainder of 2012 and beyond. Driven by the continued exploration success, New Gold is now targeting the completion of over 250,000 metres of drilling in the Blackwater area during 2012 versus the previous target of 210,000 metres. The forecasted capital for 2012 at Blackwater has increased by $20 million as a result of this more robust exploration program.  As the most recent July mineral resource update incorporated 151 holes totaling 57,064 metres of the total 2012 target, New Gold intends to provide further exploration updates on the Blackwater project through the second half of the year.

Court Decision Validates New Gold’s Exercise of Right of First Refusal and Partnership with Goldcorp at El Morro

On June 27, 2012, the Ontario Superior Court of Justice (the “Court”) publicly released its decision regarding the ownership interests in the El Morro project in Chile. The Court’s decision confirmed that New Gold and Goldcorp will continue as partners in the El Morro project. The Court dismissed Barrick Gold Corporation’s (“Barrick”) attempt to claim it should have been New Gold’s partner. Based on the decision, the El Morro transaction between New Gold and Goldcorp, which closed on February 16, 2010, will stand. The period in which Barrick could have appealed this decision has now expired. New Gold holds a fully carried 30 percent interest in the El Morro project and Goldcorp, the project developer and operator, holds the remaining 70 percent.

El Morro is an advanced stage, world-class copper/gold project in northern Chile. Development activity at site during the second quarter was limited due to the previously announced temporary suspension of the project’s environmental permit, pending the resolution by the Chilean Environmental Permitting Authority (the "Servicio de Evaluación Ambiental" or "SEA") of certain deficiencies in the consultation with a group of indigenous people. On June 22nd, SEA initiated the administrative process to address the deficiencies identified by the Chilean court. During the period of temporary suspension, Goldcorp’s focus is on project engineering and related activities in order to maintain the current project schedule. Detailed engineering of pipelines, power line towers and the desalination plant are expected in the fourth quarter of 2012. Equipment selection is also ongoing.

Once in production, New Gold's 30 percent share of annual production is expected to be over 90,000 ounces of gold and 85 million pounds of copper over an initial 17-year mine life. Life-of-mine cash cost is expected to be approximately ($700) per ounce of gold on a by-product basis and approximately $550 per ounce of gold and $1.45 per pound of copper on a co-product basis. Metals price assumptions used to calculate the average life-of-mine El Morro cash cost are $1,200 per ounce of gold and $2.75 per pound of copper.

Under the terms of New Gold’s agreement with Goldcorp, Goldcorp is responsible for funding New Gold’s 30% share of capital costs. The carried funding will accrue interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project’s cash flow with New Gold retaining 20% of its share of cash flow from the time production commences.

Corporate Update

New Gold is very pleased to announce the addition of two individuals who will further strengthen the company’s Board of Directors and senior management team.

The Honourable David L. Emerson was appointed to the company’s Board of Directors effective July 1, 2012. Mr. Emerson has extensive experience in Canada's public and private sectors. With the Government of Canada, he has served as the Minister of Foreign Affairs, Minister of International Trade, and Minister of Industry. In the private sector, Mr. Emerson was the President and Chief Executive Officer of Canfor Corporation, President and Chief Executive Officer of the Vancouver International Airport, and Chairman and Chief Executive Officer of Canadian Western Bank. He currently serves on the Boards of Maple Leaf Foods Inc. (Chairman), Finning International Inc., Stantec Inc. and Postmedia Networks Inc. Mr. Emerson holds Bachelor and Master Degrees in Economics from the University of Alberta and a Doctorate in Economics from Queen’s University.

On July 16, 2012, Ernie Mast joined New Gold as Vice President Operations. Mr. Mast brings a tremendous amount of operating experience to the company. He will oversee the company’s four currently producing mines: Mesquite, Cerro San Pedro, Peak Mines and New Afton and become a key member of the management team. Mr. Mast is a Metallurgical Engineer with significant experience with both operating and development-stage projects. Most recently, he was a key member of Inmet Mining Corporation’s management team, leading the development of its Cobre Panama project. Prior to this, he moved into progressively more senior roles over 20 years with Xstrata Plc and certain predecessor companies including Noranda Inc. and Falconbridge Limited.

Outlook for 2012

New Gold is pleased to reiterate its guidance for 2012. The company forecasts gold production of 405,000 to 445,000 ounces at a total cash cost(1) per ounce sold, net of by-product sales, of $410 to $430 per ounce. As outlined in the company’s February 2012 guidance news release, gold production was anticipated to be steady in the first two quarters of the year and then move higher with the benefit of production from New Afton in the second half of 2012. A steady decline in total cash cost(1) was also anticipated from the first quarter through the end of the year as evidenced by the decrease in costs from the first to second quarter. With New Afton having now reached commercial production, this trend of declining costs should only accelerate. Beyond the expectation of a strong operational second half of 2012, the company looks forward to a number of other important catalysts. Certain highlights in the second half of the year should include: the Blackwater PEA, continued progress at El Morro and exploration results from Blackwater and Capoose as well as results from the New Afton exploration program. New Gold is pleased that 2012 is off to such a strong start and is even more excited about the potential of the second half of the year.

Assumptions used in the 2012 guidance include gold, silver and copper prices of $1,600 per ounce, $30.00 per ounce and $3.50 per pound, respectively, and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.00, $1.00 and 13.00 to the U.S. dollar, respectively. The diesel price assumed for 2012 is $3.30 per gallon.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. New Gold’s New Afton project met its targeted June 2012 production start and began commercial production ahead of schedule in  July 2012. Together with the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia, the company is forecasting between 405,000 and 445,000 ounces of gold production in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and 100% of the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", “projects”, “potential”, "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", “should”, "might" or "will be taken", "occur" or "be achieved" or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in international, national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to Mexico where the Cerro San Pedro mine has a history of ongoing legal challenges related to our EIS and Chile where the courts have temporarily suspended the approval of the environmental permit for the El Morro project; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to,; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations discussed in this news release has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

TECHNICAL INFORMATION

The scientific and technical information in this news release has been reviewed by Mark Petersen, a Qualified Person under National Instrument 43-101 and employee of New Gold.

(1) TOTAL CASH COST

“Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-IFRS measure. Total cash cost presented does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs presented under IFRS. A reconciliation will be provided in the MD&A accompanying the quarterly financial statements.

(2) RECONCILIATION OF ADJUSTED NET EARNINGS

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

(In millions of U.S. dollars)	$ June 30 2012	$ December 31 2011
Assets		
Current assets		
Cash and cash equivalents	**230.4**	309.4
Trade and other receivables	**29.7**	37.6
Inventories	**124.7**	106.5
Prepaid expenses and other	**4.9**	7.9
Total current assets	**389.7**	461.4
Investments	**0.9**	1.8
Non-current inventories	**25.8**	20.3
Mining interests	**2,938.0**	2,695.3
Deferred tax assets	**13.0**	8.9
Non-current non-hedged derivative asset	**-**	18.8
Reclamation deposits and other	**5.2**	14.9
Total assets	**3,372.6**	3,221.4
Liabilities and equity		
Current liabilities		
Trade and other payables	**103.5**	100.4
Current tax liabilities	**10.6**	20.5
Current derivative liabilities	**51.4**	49.2
Current non-hedged derivative liabilities	**54.2**	53.3
Total current liabilities	**219.7**	223.4
Reclamation and closure cost obligations	**49.7**	50.7
Provisions	**12.1**	12.6
Non-current derivative liabilities	**73.2**	92.4
Non-current non-hedged derivative liabilities	**107.2**	114.3
Long-term debt	**384.7**	251.7
Deferred tax liabilities	**130.3**	146.9
Deferred benefit	**46.3**	46.3
Other	**0.6**	0.7
Total liabilities	**1,023.8**	939.0
Equity		
Common shares	**2,470.8**	2,464.0
Contributed surplus	**82.7**	80.4
Other reserves	**(86.4)**	(86.4)
Deficit	**(118.3)**	(175.6)
Total equity	**2,348.8**	2,282.4
Total liabilities and equity	**3,372.6**	3,221.4

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE AND SIX MONTHS ENDED JUNE 30, 2012
(unaudited)

	Three months ended		Six months ended	
	$	$	$	$
(In millions of U.S. dollars)	2012	2011	2012	2011
Operating activities				
Net earnings	**23.7**	78.6	**57.3**	103.3
Adjustments for:				
Realized gain on gold contracts	**(2.4)**	(2.2)	**(4.8)**	(4.2)
Realized and unrealized foreign exchange loss (gain)	**(0.5)**	1.1	**1.0**	(2.0)
Realized and unrealized gain on investments	**-**	-	**-**	(1.3)
Realized and unrealized gain on non-hedged derivatives	**(11.1)**	(33.3)	**(2.5)**	(6.6)
Reclamation and closure costs paid	**(4.5)**	-	**(4.5)**	-
Loss on redemption of senior secured notes	**31.8**	-	**31.8**	-
Loss on disposal of assets	**0.3**	0.1	**0.6**	0.3
Depreciation and depletion	**21.7**	17.2	**40.1**	36.9
Equity-settled share-based payment expense	**2.3**	1.9	**4.3**	3.7
Unrealized loss on cash flow hedging items	**2.0**	1.9	**2.2**	3.7
Income tax expense	**17.0**	21.0	**35.3**	41.0
Finance income	**(0.6)**	(0.9)	**(0.8)**	(2.0)
Finance costs	**0.5**	1.5	**2.6**	2.7
	80.2	86.9	**162.6**	175.5
Change in non-cash operating working capital	**(8.1)**	0.6	**(24.4)**	(26.8)
Cash generated from operations	**72.1**	87.5	**138.2**	148.7
Income taxes paid	**(25.9)**	(43.6)	**(55.3)**	(54.8)
Net cash generated from operations	**46.2**	43.9	**82.9**	93.9
Investing activities				
Mining interests	**(145.3)**	(85.9)	**(255.4)**	(143.1)
Purchase of additional Blackwater mining claims	**-**	-	**(6.0)**	-
Recovery of reclamation deposits	**8.9**	-	**8.9**	8.1
Cash acquired in asset acquisition, net transaction costs		18.6	**-**	18.6
Proceeds from sale of investments	**-**	-	**-**	8.9
Interest received	**0.4**	0.4	**0.6**	1.5
Proceeds from disposal of assets	**-**	0.1	**-**	0.2
Cash used in investing activities	**(136.0)**	(66.8)	**(251.9)**	(105.8)
Financing activities				
Exercise of options to purchase common stock	**1.5**	1.4	**4.6**	12.6
Exercise of warrants to purchase common stock	**-**	-	**0.2**	-
Redemption of senior secured notes	**(197.6)**	-	**(197.6)**	-
Proceeds from issuance of senior notes	**300.0**	-	**300.0**	-
Financing initiation costs	**(6.4)**	(0.3)	**(8.0)**	(0.8)
Interest paid	**(7.6)**	(11.2)	**(7.6)**	(11.5)
Cash generated by financing activities	**89.9**	(10.1)	**91.6**	0.3
Cash generated from (used in) discontinued operations	**-**	-	**-**	-
Effect of exchange rate changes on cash and cash equivalents	**(5.4)**	3.2	**(1.6)**	11.2
Decrease in cash and cash equivalents	**(5.3)**	(29.8)	**(79.0)**	(0.4)
Cash and cash equivalents, beginning of period	**235.7**	520.2	**309.4**	490.8
Cash and cash equivalents, end of period	**230.4**	490.4	**230.4**	490.4
Cash and cash equivalents are comprised of:				
Cash	**152.6**	269.2	**152.6**	269.2
Short-term money market instruments	**77.8**	221.2	**77.8**	221.2
	230.4	490.4	**230.4**	490.4